Jeffrey A. Baumel Partner jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 United States
大成 Salans FMC SNR Denton McKenna Long dentons.com

March 16, 2017

VIA EDGAR

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Suzanne Hayes, Assistant Director
Re:	PharmAthene, Inc. Registration Statement on Form S-4 Filed February 3, 2017 File No. 333-215891

Dear Ms. Hayes:

On behalf of our client, PharmAthene, Inc. (the “Company”), we submit this letter in response to the March 2, 2017 comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

As previously discussed with the Staff, we are submitting this letter via EDGAR in response to comment number 2 from the Comment Letter (“Comment 2”). For your convenience, we have set forth below in bold Comment 2, including the caption used in the Comment Letter. Immediately following is the Company’s response to Comment 2, which includes disclosure that the Company proposes to include in Amendment No. 1 to the Registration Statement. The Company intends to file Amendment No. 1 to the Registration Statement and provide a separate response letter responding to the Staff’s other comments in the Comment Letter. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Opinion of the Financial Advisor to PharmAthene, page 114

2.	We note that Altimmune disclosed financial projections for the years ending 2016 through 2018, as well as certain forecasts and estimates of potential cost savings, operating efficiencies and other synergies expected to result from the transaction to Houlihan Lokey. Please revise your prospectus to disclose these projections, forecasts and estimates. Alternatively, please tell us why such information is not material to security holders.

In response to the Staff's comment, the Company proposes to revise the disclosure appearing in the "Background of the Transaction" section of the Registration Statement to add the following:

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"Certain Financial Forecasts

PharmAthene and Altimmune management do not, as a matter of course, generally prepare or make available to the public financial projections due to, among other reasons, the inherent uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the Mergers, at the request of HL, management of both PharmAthene and Altimmune provided to HL certain financial projections through the year ended December 31, 2018 and PharmAthene management provided to HL certain forecasts and estimates of potential cost savings, operating efficiencies and other synergies expected to result from the Mergers, which are included in the general and administrative expenses and research and development expenses noted below, as well as projected contract revenue, related expenses and overhead. This unaudited prospective financial information ("prospective financial information") was based on the respective management’s projection of its company's future financial performance as of the date prepared, were prepared to assist HL with its financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or GAAP. Neither PharmAthene's nor Altimmune's independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to this prospective financial information, nor have they expressed any opinion or given any form of assurance on the prospective financial information or the achievability of any of the numbers included therein. The prospective financial information includes a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures included in the prospective financial information may not be comparable to similarly titled amounts used by other companies.

The prospective financial information in this proxy statement/prospectus/consent solicitation are being provided solely to give the stockholders of PharmAthene and Altimmune access to certain information that was made available to HL. In compiling the prospective financial information, management of PharmAthene and Altimmune took into account historical performance, combined with estimates regarding revenues, general and administrative expenses, and research and development expenses. Although the prospective financial information is presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by management of PharmAthene and Altimmune that the respective management believed were reasonable at the time the projections were prepared. However, this information is not fact, and should not be relied upon as being indicative of actual future results and the delivery of the prospective financial information should not be regarded as an indication that PharmAthene, Altimmune or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered, or now consider, those projections to be necessarily predictive of actual future results. In addition, the prospective financial information provided herein does not necessarily reflect certain changes to the assumptions and estimates relied upon by management of PharmAthene and Altimmune since the information was provided to HL. Furthermore, since the prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year.

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There are various risks associated with PharmAthene, Altimmune and the Mergers, including the factors described under the section of this proxy statement/prospectus/consent solicitation entitled “Risk Factors,” as well as the documents that PharmAthene has filed with the SEC that are incorporated by reference in this proxy statement/prospectus/consent solicitation, which are difficult to predict and beyond the control of management of PharmAthene and Altimmune, and which may cause the projections or the underlying assumptions not to be reflective of actual future results. The prospective financial information does not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to any changes to operations or strategy that may be implemented or that were not anticipated after the time the projections were prepared. As a result, the projections may not be realized, and actual results may be materially different than those contained in the prospective financial information. Shareholders are cautioned not to place undue reliance on the information presented below, and should refer to the section “Altimmune’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity” included in this proxy statement/prospectus/consent solicitation, and the corresponding sections in the documents that PharmAthene has filed with the SEC that are incorporated by reference into this proxy/statement/prospectus/consent solicitation, for information with respect to the cash obligations and the ability to fund the operations of each company. Neither PharmAthene, Altimmune nor any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the prospective financial information, and neither PharmAthene, Altimmune nor any of their respective affiliates, advisors, officers, directors or representatives undertakes any obligation to update, or publicly disclose any update to, this prospective financial information to reflect circumstances or events, including unanticipated events, that may have occurred or that may occur after the preparation of these projections, even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error or change. Neither PharmAthene nor Altimmune intend to make available publicly any update or other revision to the prospective financial information, except as otherwise required by law.

Subject to the foregoing qualifications, PharmAthene and Altimmune provided HL with the following prospective financial information: (1) estimated annual revenue for the Combined Company of approximately $12.0 million and $24.0 million in the years ending December 31, 2017 and 2018, respectively, comprised of: (i) approximately $5.0 million during 2017 and $16.0 million during 2018 projected to be received by Altimmune under its 2016 agreement with BARDA (approximately $7.0 million of which is subject to the exercise of options by BARDA); (ii) approximately $5.1 million in 2017 and $5.7 million in 2018 projected to be received by PharmAthene under its 2014 agreement with NIAID (of which $2.3 million in 2017 and the entirety in 2018 is subject to the exercise of an option by NIAID); and (iii) approximately $1.9 million in 2017 and $2.3 million in 2018 projected to be received by Altimmune, comprised of anticipated research and development tax credits and VAT refunds in the United Kingdom which are directly related to anticipated expenditures for projects relating to HepTcell, (2) estimated research and development expenses of the Combined Company of approximately $20.9 million and $37.0 million in 2017 and 2018, respectively, (3) estimated general and administrative expenses for the Combined Company of approximately $5.1 million and $5.2 million in 2017 and 2018, respectively, (4) estimated negative adjusted EBITDA of the Combined Company of approximately $14.0 million and $18.2 million in 2017 and 2018, respectively; and (5) estimated cash balances of $3.3 million at December 31, 2017, negative $0.6 million at March 31, 2018 and negative $9.9 million at December 31, 2018. As used in the prospective financial information, adjusted EBITDA includes interest and excludes depreciation and stock compensation. Shareholders should note that these estimated cash balances were since updated and Altimmune currently believes that the net proceeds from the Altimmune Financing Agreement and its other funding arrangements, its existing cash, and, to the extent the mergers are completed, the existing cash of PharmAthene, will be sufficient to fund its projected operating requirements through at least the first quarter of 2018. See “Altimmune’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity” included in this proxy statement/prospectus/consent solicitation, and the corresponding sections in the documents that PharmAthene has filed with the SEC that are incorporated by reference into this proxy/statement/prospectus/consent solicitation, for information with respect to the cash obligations and the ability to fund the operations of each company."

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Securities and Exchange Commission March 16, 2017 Page 4	大成 Salans FMC SNR Denton McKenna Long dentons.com

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (973) 912-7189.

Sincerely,

Dentons US LLP

By:	/s/ Jeffrey A. Baumel
Jeffrey A. Baumel

cc:	John M. Gill Ori Solomon